Brian P. Keane | 617 348 3093 | bkeane@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

January 27, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Josh Samples Joseph McCann

Re:	WAVE Life Sciences Ltd. Registration Statement on Form S-3 Filed January 4, 2017 File No. 333-215428

Ladies and Gentlemen:

On behalf of WAVE Life Sciences Ltd. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (the “Amendment”) and this letter in response to the comments of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated January 17, 2017. Each response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience, we have incorporated into this response letter.

1.	Comment: We note that you are registering rights under the registration statement. Please have counsel revise the legality opinion to cover these rights. For guidance, please see Part II.B.1.f of Staff Legal Bulletin No. 19.

Response: A revised opinion has been filed as Exhibit 5.1 to the Amendment.

2.	Comment: We note that the debt securities are governed by New York law but that counsel’s legality opinion is limited to Singapore law. As such, please file an opinion pursuant to Regulation S-K, Item 601(b)(5) that covers the legality of the debt securities under New York law. For guidance, please refer to Staff Legal Bulletin No. 19, Part II.B.1.e and Part II.B.3.b.

Response: An opinion of U.S. counsel with respect to the legality of the debt securities under New York law has been filed as Exhibit 5.2 to the Amendment.

We hope that the above response is acceptable to the Staff. Please do not hesitate to call the undersigned at 617-348-3093 with any comments or questions regarding this response letter. We thank you for your time and attention.

Very truly yours,

/s/ Brian P. Keane

Brian P. Keane

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

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